Issuer Free Writing Prospectus
filed pursuant to Rule 433
supplementing the Preliminary
Prospectus Supplement dated
March 31, 2011
Registration No. 333-156689
RAMCO-GERSHENSON PROPERTIES TRUST
PRICING TERM SHEET
This Pricing Term Sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement, dated March 31, 2011. The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement. Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.
General

Issuer:	Ramco-Gershenson Properties Trust

Common Stock Ticker/Exchange:	RPT / NYSE

Series D Preferred Shares Offering

Title of Securities:	7.25% Series D Cumulative Convertible Perpetual Preferred Shares of Beneficial Interest (“Series D Preferred Shares”)

Offering Size:	$80,000,000 (1,600,000 shares)

Underwriters’ Option:	$12,000,000 (240,000 shares)

Joint Book Running Managers:	Deutsche Bank Securities Inc. J.P. Morgan Securities LLC

Lead Manager:	KeyBanc Capital Markets Inc.

Co-Managers:	Comerica Securities, Inc. PNC Capital Markets LLC RBS Securities Inc. Stifel, Nicolaus & Company, Incorporated

Maturity:	Perpetual

Denomination:	$50 and integral multiples thereof

Issue Price /Liquidation Preference:	$50 per share, plus unpaid accumulated and accrued dividends

Underwriting Discount:	$1.50 per share (3.0%)

Net Proceeds:	RPT estimates that the net proceeds from the Series D Preferred Shares offering, after deducting underwriting discounts and commissions and estimated offering expenses, will be approximately $77.4 million (or approximately $89.0 million if the underwriters exercise their option to purchase additional shares in full).

Use of Proceeds:	RPT intends to use the net proceeds from the Series D Preferred Shares offering to retire its $30.0 million bridge loan and reduce outstanding borrowings under its revolving credit facilities. RPT may use the net proceeds to repay other outstanding indebtedness and for general corporate purposes. Amounts available under RPT’s revolving credit facilities may be borrowed in the future to repay other outstanding debt, to repurchase equity, to fund its development and redevelopment activity and property acquisitions, and for working capital and other general corporate purposes.

Cumulative Dividends:	7.25% per annum ($3.625 per annum per share), payable quarterly in arrears on each January 1, April 1, July 1 and October 1 of each year, commencing July 1, 2011

Method of Payment of Dividends:	Cash

Initial Conversion Rate:	3.4699 common shares per Series D Preferred Share (subject to adjustment)

Initial Conversion Price:	Approximately $14.41 per common share (subject to adjustment)

Conversion Rate Adjustment:	Standard adjustments to Conversion Rate and Conversion Price for dilutive events, as described in the Preliminary Prospectus Supplement

Redemption Rights:	Series D Preferred Shares will not be redeemable by RPT.

Mandatory Conversion:	On or after April 20, 2018, RPT may at its option cause all (but not less than all) outstanding Series D Preferred Shares to be mandatorily converted into common shares at the then-prevailing Conversion Rate, if the Daily VWAP of the common shares equals or exceeds 130% of the then-prevailing conversion price for at least 20 Trading Days in a period of 30 consecutive Trading Days, including the last Trading Day of such 30-day period, ending on the Trading Day prior to RPT’s issuance of a press release announcing the mandatory conversion.

In addition, if there are fewer than 150,000 Series D Preferred Shares outstanding, RPT may, at any time on or after April 20, 2018, at its option, cause all such outstanding Series D Preferred Shares to be automatically converted into common shares of RPT at the greater of (i) the then-prevailing Conversion Rate and (ii) the liquidation preference divided by the Market Value (as defined in the Preliminary Prospectus Supplement) of the common shares as determined on the second Trading Day immediately prior to the Mandatory Conversion Date.

Ranking:	Preferred

Listing:	We have filed an application to list the Series D Preferred Shares on the NYSE under the symbol “RPT PrD”. If the application is approved, trading of the Series D Preferred Shares is expected to begin within 30 days after the date of initial delivery of the Series D Preferred Shares.

Form:	Registered

Settlement:	DTC

Governing Law:	Maryland

Special Rights Upon a Fundamental Change:	If a holder converts its Series D Preferred Shares at any time beginning at the opening of business on the trading day immediately following the effective date of a fundamental change (as described in the Preliminary Prospectus Supplement) and ending at the close of business on the 30th trading day immediately following such fundamental change effective date, such conversion will be deemed to be in connection with the fundamental change and the holder will receive for each Series D Preferred Share converted the greater of:
•	a number of RPT common shares equal to the sum of (i) the applicable conversion rate and (ii) the make-whole premium, if any, described in the

Preliminary Prospectus Supplement under “Description of the Series D Preferred Shares — Determination of the Make-Whole Premium”; and

•	a number of RPT common shares equal to the lesser of (i) the liquidation preference divided by the Market Value (as defined in the Preliminary Prospectus Supplement) of RPT common shares on the fundamental change effective date of such fundamental change and (ii) 7.9808 (subject to adjustment).

Determination of the Make-Whole Premium:	If a holder elects to convert its Series D Preferred Shares upon the occurrence of a fundamental change, in certain circumstances, RPT will increase the conversion rate (the “make-whole premium”) by reference to the table below:

Fundamental	Share price ($)
Change Effective Date	$12.53	$13.50	$14.00	$15.00	$16.00	$17.00	$18.00	$20.00
April 6, 2011	0.5205	0.5179	0.4903	0.4399	0.3967	0.3575	0.3239	0.2692
April 15, 2012	0.5205	0.5130	0.4846	0.4339	0.3887	0.3478	0.3141	0.2575
April 15, 2013	0.5205	0.5110	0.4820	0.4293	0.3820	0.3400	0.3048	0.2461
April 15, 2014	0.5205	0.5086	0.4787	0.4227	0.3730	0.3295	0.2922	0.2314
April 15, 2015	0.5205	0.5047	0.4725	0.4130	0.3601	0.3138	0.2742	0.2107
April 15, 2016	0.5205	0.4932	0.4581	0.3933	0.3354	0.2853	0.2425	0.1760
April 15, 2017	0.5205	0.4742	0.4345	0.3607	0.2938	0.2362	0.1869	0.1149
April 15, 2018 and thereafter	0.5205	0.4677	0.4239	0.3431	0.2694	0.1971	0.1168	0.0000

Fundamental	Share price ($)
Change Effective Date	$22.00	$24.00	$26.00	$28.00	$30.00	$35.00	$45.00	$50.00
April 6, 2011	0.2267	0.1935	0.1670	0.1462	0.1282	0.0960	0.0566	0.0446
April 15, 2012	0.2149	0.1813	0.1554	0.1347	0.1174	0.0867	0.0502	0.0391
April 15, 2013	0.2028	0.1690	0.1434	0.1230	0.1065	0.0774	0.0441	0.0339
April 15, 2014	0.1869	0.1532	0.1279	0.1083	0.0928	0.0661	0.0367	0.0278
April 15, 2015	0.1650	0.1316	0.1073	0.0891	0.0753	0.0522	0.0280	0.0206
April 15, 2016	0.1301	0.0991	0.0778	0.0631	0.0525	0.0358	0.0188	0.0135
April 15, 2017	0.0720	0.0486	0.0356	0.0281	0.0233	0.0163	0.0087	0.0061
April 15, 2018 and thereafter	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The share prices set forth in the table will be adjusted as of any date on which the Conversion Rate of the Series D Preferred Shares is adjusted by multiplying the applicable price in effect immediately before the adjustment by a fraction:
•	whose numerator is the Conversion Rate immediately before the adjustment; and
•	whose denominator is the adjusted Conversion Rate
In addition, RPT will adjust the number of additional shares in the table at the same time, in the same manner in which, and for the same events for which, RPT must adjust the Conversion Rate as described in the Preliminary Prospectus Supplement under “Description of the Preferred Shares — Conversion Rate Adjustment.”

The exact share price and fundamental change effective date may not be set forth on the table, in which case:
•	if the share price is between two share prices on the table or the fundamental change effective date is between two fundamental change effective dates on the table, the make-whole premium will be determined by straight-line interpolation between make-whole premium amounts set forth for the higher and lower share prices and the two fundamental change effective dates, as applicable, based on a 365-day year;

•	if the share price is in excess of $50.00 per share (subject to adjustment in the same manner as the share price) no make-whole premium will be paid; and

•	if the share price is less than $12.53 per share (subject to adjustment in the same manner as the share price), no make-whole premium will be paid.
However, the Conversion Rate will not be adjusted as described above to the extent the increase will cause the Conversion Rate to exceed 3.9904. RPT also will adjust this maximum Conversion Rate in the same manner in which, and for the same events for which, it must adjust the Conversion Rate as described in the Preliminary Prospectus Supplement.

CUSIP:	751452 608

ISIN:	US7514526083

Other Offering Information

Pricing Date:	March 31, 2011

Trade Date:	April 1, 2011

Settlement Date:	April 6, 2011 (T + 3)
The issuer has filed a registration statement (including a base prospectus) and a related Preliminary Prospectus Supplement dated March 31, 2011 with the SEC for the offering to which this communication relates. Before you invest, you should read the base prospectus in that registration statement, the related Preliminary Prospectus Supplement and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter will arrange to send you the prospectus if you request it by calling Deutsche Bank Securities Inc. toll-free 1-800-503-4611 or emailing prospectus.cpdg@db.com or calling J.P. Morgan Securities LLC collect 1-212-834-4533.

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